Immersion Corporation
801 Fox Lane
San Jose, CA 95131
August 21, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Joyce Sweeney
               Re: Comment Letter dated August 13, 2009
Ladies and Gentlemen:
               On behalf of Immersion Corporation (the “Company”), this letter is provided in response to the comment letter received from the Staff of the Securities and Exchange Commission on August 13, 2009.
Form 8-K filed August 10. 2009
1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.
     As disclosed in the Current Report, on August 10, 2009 the Audit Committee (“Audit Committee”) of the Board of Directors of the Company made a determination that the previously issued consolidated financial statements as of and for the year ended December 31, 2008 and auditor’s report thereon, and previously issued unaudited financial statements as of and for the periods ended March 31, 2009, December 31, 2008, September 30, 2008, June 30, 2008 and March 31, 2008, should no longer be relied upon because of one or more errors in such financial statements.
     However, as disclosed in the Company’s Current Report, the Audit Committee is still conducting an internal review of sales transactions in the Company’s Medical line of business. We respectfully advise the Staff that the investigation is still ongoing and that the Audit Committee is still in the process of determining the scope of the restatement. Therefore, the preparation of the restated financial statements cannot be completed until the Audit Committee completes its review. While the Audit Committee, the Company’s management and its independent accountants are working diligently to complete the review, at this time, the Company cannot provide any estimate as to the date by which it will file the restated financial statements. We respectfully advise the Staff that as soon as the Company has reached a determination as to when it expects to file its restated financial statements, the Company will amend its Current Report to include its estimated filing dates for such reports.
     The Company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please contact the undersigned at (408) 467-1900.
Sincerely,
/s/ Amie Peters
Amie Peters
Vice President, Legal
     Cc: Jeffrey Vetter, Esq.